FOAMEX INTERNATIONAL INC.

1000 Columbia Avenue
Linwood, Pennsylvania 19061

June 24, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Jennifer R. Hardy

Foamex International Inc.

Registration Statements on Form S-1 (File No. 333-150335 and File No. 333-150336)

Dear Ms. Hardy:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Foamex International Inc. (“we” or the “Company”) hereby requests that the effective date of the above-referenced Registration Statements on Form S-1 (the “Registration Statements”) be accelerated to 5:00 PM Eastern time, on June 24, 2008 or as soon thereafter as is practicable.

We understand that the staff will consider this request as confirmation that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the Registration Statements.  In connection with the foregoing, we hereby acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Judith R. Thoyer, Esq. (212-373-3002) or Aun A. Singapore, Esq. (212-373-3431) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Very truly yours,

FOAMEX INTERNATIONAL INC.

		By:	/s/ Andrew R. Prusky.
			Name:	Andrew R. Prusky
			Title:	Senior Vice President, Legal

cc:	Judith R. Thoyer, Esq.
Aun A. Singapore, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP